UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, Pop Culture Group Co., Ltd, an exempted company with limited liability formed in the Cayman Islands (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on November 17, 2022, indicating that the Company was not in compliance with Nasdaq Rule 5450(a)(1) (the “Bid Price Rule”), as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided two 180-day compliance periods, or until November 13, 2023, to regain compliance with the Bid Price Rule.

On November 10, 2023, the Company received a written notification from the Staff of Nasdaq, noting that the Company evidenced a closing bid price of its Class A ordinary shares at or greater than the $1.00 per share minimum requirement for the preceding 10 consecutive business days, from October 27, 2023 through November 9, 2023, and informing the Company that it had regained compliance with Nasdaq Rule 5550(a)(2) and the matter was closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: November 15, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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